Exhibit 5

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON COMPLETES MINERAL RESOURCE ESTIMATE ON THE J ZONE URANIUM DEPOSIT

Toronto, ON – September 12, 2013… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce that it has filed on SEDAR (www.sedar.com) a technical report titled “Mineral Resource Estimate On The J Zone Uranium Deposit, Waterbury Lake Property” (the “Technical Report”) which documents a new mineral resource estimate for the J Zone deposit in the Athabasca Basin, Saskatchewan.

The Waterbury Lake property is jointly held by Denison (60%) and Korea Waterbury Uranium Limited Partnership (40%) through the Waterbury Lake Uranium Limited Partnership. Denison acquired its interest in the property from Fission Energy Corp. (“Fission”) in April 2013. Denison retained GeoVector Management Inc. (“GeoVector”) to independently prepare the Technical Report for the J Zone in accordance with National Instrument 43-101 (“NI 43-101”), thereby replacing estimates for the property previously announced by Fission.

The mineral resource estimate at the J Zone is 291,000 tonnes grading 2.00% U3O8 containing 12,810,000 lbs of U3O8. All of the mineral resource is classified as indicated and it is reported above a cutoff grade of 0.1% U3O8.

Summary Table

J Zone Uranium Deposit Mineral Resource Estimate* as of September 6, 2013

Classification	Tonnes	Grade (% U3O8)	Lbs. U3O8
Indicated	291,000	2.00	12,810,000
Total	291,000	2.00	12,810,000

*	Reported above a cutoff grade of 0.1% U3O8

Geology and Mineralization

The J Zone deposit is currently defined by 268 drill holes intersecting uranium mineralization over a combined east-west strike length of up to 700 metres and a maximum north-south lateral width of 70 metres. The deposit trends roughly east-west in line with the metasedimentary corridor and a cataclastic graphitic fault zone. Mineralization thickness varies through the J Zone and can range from tens of cm to over 19.5 metres in vertical thickness. In cross section the deposit is roughly lens shaped with a relatively thick central zone that corresponds with the interpreted location of the graphitic fault zone and rapidly tapers out to the north and south.

Uranium mineralization is generally found within several metres of the unconformity at depth ranges of 195 to 230 metres below surface. It variably occurs entirely hosted within the Athabasca sediments, entirely within the metasedimentary gneisses or straddling the boundary between them. The J Zone deposit is generally flat lying (located roughly 200 metres below the surface of McMahon Lake) and therefore whenever possible holes have been drilled vertically in order to intersect the ore lenses perpendicularly, thereby giving an approximate true thickness.

Estimation Methodology

For the 2013 mineral resource estimate, a 3D wireframe model was constructed based generally on a cut-off grade of 0.03 to 0.05 % U3O8 which involved visually interpreting mineralized zones from cross sections using histograms of U3O8. 3D rings of mineralized intersections were created on each cross section and these were tied together to create a continuous wireframe solid model in Gemcom GEMS 6.5 software. The modeling exercise provided broad controls on the size and shape of the mineralized volume.

Based on a statistical analysis of the composite database, no capping was applied on the composite populations to limit high values for uranium. A histogram of the data indicates a log normal distribution of the metals with very few outliers within the database. Analysis of the spatial location of outlier samples and the sample values proximal to them led GeoVector to believe that the high values were legitimate parts of the population and that the impact of including these high composite values uncut would be negligible to the overall resource estimate.

Using waxed core, dry bulk density determinations, a formula relating bulk density to grade was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage.

Uranium grade times density (GxD) values and density (D) values were interpolated into the block model using an inverse distance squared (ID2) algorithm. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

Two passes were used to interpolate all of the blocks in the wireframe, but 99% of the blocks were filled by the first pass. The size of the search ellipse, in the X, Y, and Z direction, used to interpolate grade into the resource blocks is based on 3D semi-variography analysis (completed in GEMS) of mineralized points within the resource model. For the first pass, the search ellipse was set at 25 x 15 x 15 metres in the X, Y, Z direction respectively. The Principal azimuth is oriented at 075º, the Principal dip is oriented at 0° and the Intermediate azimuth is oriented at 0°. For the second pass, the search ellipse was set at 50 x 30 x 30 metres in the X, Y, Z direction respectively. The Principal azimuth is oriented at 075º, the Principal dip is oriented at 0° and the Intermediate azimuth is oriented at 0°.

The mineral resources for the J Zone was classified as indicated based on drill hole spacing and continuity of mineralization. The block model was validated by a visual comparison of composite grades with block grades, and comparison of block grades with composite grades.

GeoVector was retained by Denison to estimate the mineral resource and to prepare an independent Technical Report in accordance with the requirements of NI 43-101. Allan Armitage, Ph.D., P.Geol., and Alan Sexton, M.Sc., P.Geol., of GeoVector authored the Technical Report and are independent Qualified Persons in accordance with NI 43-101.

Looking Ahead

Waterbury Lake is a high priority exploration property for Denison due to the prospective geology in the area and the presence of several high grade uranium deposits nearby. A summer drilling program is currently underway on the property in an effort to identify additional uranium deposits. Further exploration efforts are planned for the winter of 2014. Particular emphasis will be placed on following the trend of mineralization and alteration along strike to the west of the J-Zone.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 and has been approved by Allan Armitage, Ph.D., P.Geol., and Alan Sexton, M.Sc., P.Geol., of GeoVector, the authors of the Technical Report. For a description of the quality assurance program and quality control measures in place for this mineral resource estimate, please see the Technical Report filed on SEDAR.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 75% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(604) 689-7842
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.